July 29, 2014

Via Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brian Cascio, Accounting Branch Chief

Re:	Fairchild Semiconductor International, Inc.

Form 10-K for the fiscal year ended December 29, 2013

Filed February 27, 2014

File No. 001-15181

Dear Mr. Cascio:

On behalf of Fairchild Semiconductor International, Inc. (“we” or “our”), this responds to the comments of the Division of Corporation Finance (“Staff”) dated July 16, 2014 concerning the above-referenced filing. Your comments were as follows:

Comment No. 1:

Note 8 – Income Taxes, Page 79

We note the foreign tax rate differential is significantly higher than the federal statutory rate in the income tax rate reconciliation on page 80, yet your related disclosure indicates that you operate in multiple foreign jurisdictions with lower statutory tax rates than the United States. We also noted your discussion on page 39 which indicates the increase was primarily driven by changes in profits among legal jurisdictions with differing tax rates. In light of the significant impact of taxes imposed on foreign earnings to your operating results, in future filings please explain in MD&A the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail and reconcile your disclosures. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Please provide us with your proposed revised disclosure.

Response to Comment No. 1:

In response to the Staff’s comment, we advise that our 2013 foreign rate differential primarily relates to losses incurred by our Bermuda entity, for which the company received no tax benefit.

Securities and Exchange Commission

Division of Corporation Finance

July 29, 2014

We will revise the disclosure in future MD&A filings which include 2013 financial results to incorporate additional information similar to the following:

“The Company operates in multiple foreign jurisdictions. We have historically incurred losses from time to time in jurisdictions with lower statutory tax rates than that of the U.S. Losses incurred in foreign jurisdictions with lower tax rates than the U.S. may cause our effective tax rate to increase. In 2013, our effective tax rate was 55.4% compared to (3.8%) for 2012. This increase was primarily driven by losses we incurred in foreign jurisdictions with lower statutory tax rates than that of the U.S.”

Fairchild Semiconductor International, Inc. hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in this filing;

•	it may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing.

Sincerely,

/s/ Mark S. Frey
Mark S. Frey
Chief Financial Officer